UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 1-14036

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DST SYSTEMS, INC.

333 West 11th Street

Kansas City, Missouri 64105

DST Systems, Inc. 401(k) Profit Sharing Plan

*     Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Advisory Committee of the

DST Systems, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri

June 28, 2010

DST Systems, Inc. 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31,
	2009	2008

ASSETS
Investments:
Mutual funds	$347,578,271	$242,846,411
DST common stock	18,694,229	14,634,092
Investment in master trust	337,738,905	252,310,222
Collateral held on loaned securities		12,420,928
Loans to participants	10,790,178	9,834,042
Total investments	714,801,583	532,045,695

Receivables:
Employer	6,280,781	22,023,607
Participants	818,183	806,607
Investment income and other	196,283	289,582
Total receivables	7,295,247	23,119,796
Total assets	722,096,830	555,165,491

LIABILITIES
Due to broker for securities purchased	1,332,414	1,230,437
Payable for collateral on loaned securities		13,850,237
Total liabilities	1,332,414	15,080,674

Net assets available for benefits	$720,764,416	$540,084,817

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Investment income (loss):
Dividends, interest and other income	$6,720,426	$9,502,585
Net appreciation (depreciation) in fair value of investments	77,727,253	(144,205,258)
Net appreciation (depreciation) in fair value of investment in master trust	59,298,083	(118,587,719)
Total investment income (loss), net	143,745,762	(253,290,392)

Contributions:
Employer	32,733,261	33,642,827
Participants	26,717,717	36,240,879
Total contributions	59,450,978	69,883,706

Distributions:
Benefits to participants	(22,108,677)	(44,875,740)
Administrative expenses	(408,464)	(498,347)
Total distributions	(22,517,141)	(45,374,087)

Net change in net assets available for benefits	180,679,599	(228,780,773)

Beginning of year	540,084,817	768,865,590
End of year	$720,764,416	$540,084,817

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

1.  Description of the Plan

The DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

Argus Health Systems, Inc. (“Argus”) became a wholly-owned subsidiary of DST Systems, Inc. on March 31, 2009.  The Plan was subsequently amended to allow employees of Argus to participate in the Plan as of January 1, 2010.  On March 16, 2010, the net assets of the Argus Health Systems, Inc. 401(k) Savings Plan were merged into the Plan.  The net assets transferred into the Plan were $23,227,180.

Sponsor

The Plan Sponsor is DST Systems, Inc. (“DST”, the “Employer” or the “Sponsor”).  Certain of its subsidiaries and affiliates participate in the Plan.

Trustee and Investment Manager

The trustee of the Plan is Marshall & Ilsley Trust Company N.A. (the “Trustee”).  The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.  Two of the Plan’s investments (the Marshall Money Market Fund and the Marshall & Ilsley Collateral Pool) are managed by an affiliate of the Trustee.  Transactions related to these investments, therefore, qualify as party-in-interest transactions.

A portion of the Plan’s assets are invested in the DST Systems, Inc. Master Trust (“Master Trust”). The investment manager of Master Trust is Ruane, Cunniff, Goldfarb & Co., Inc. (the “Investment Manager”).  For the years ended December 31, 2009 and 2008, the Sponsor incurred management fees and expenses to the Investment Manager of $3,895,619 and $4,710,344, respectively.

Administration of the Plan

An advisory committee (the “Advisory Committee”), which consists of members who are selected by the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan.  Certain administrative expenses are paid by the Sponsor.  All other administrative expenses are paid by plan assets.

Eligibility

All employees of the Sponsor and participating subsidiaries and affiliates are eligible to participate in the Plan other than members of a collective bargaining unit, leased employees, nonresident aliens, and persons performing services for the Sponsor through an agreement with a third-party.  The Plan entry date is the first day of the calendar month following the date an employee, other than a seasonal or temporary employee, completes one hour of service.  Seasonal and temporary employees must complete one year of service, as defined in the Plan agreement, prior to entering the Plan.

Contributions

Participant contributions are made through participant salary withholdings and rollovers from other eligible retirement plans. Participants can contribute from 1% to 25% of their annual eligible compensation to the Plan, subject to Internal Revenue Service limitations (“highly compensated employees” are subject to a lower limitation).  Beginning in 2002, participants aged 50 or older may make additional contributions or “catch-up” contributions (subject to Internal Revenue Service limitation) once they have satisfied the annual contribution maximum as set by law or other applicable limitation.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

Sponsor contributions consist of a dollar-for-dollar match up to 3% of the eligible wages as per the plan agreement.  During the years ended December 31, 2009 and 2008, Sponsor matching contributions were $11,788,204 and $11,950,622, respectively.

In addition, the Sponsor may make discretionary profit sharing contributions.  Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31 of the Plan year to be eligible to receive an allocation of discretionary profit sharing contributions for that year.  During the years ended December 31, 2009 and 2008, Sponsor profit sharing discretionary contributions were $20,945,057 and $21,692,205, respectively.

Participant accounts

Each participant’s account is credited with the participant’s contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants’ non-vested accounts and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based on account balances.  Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant’s eligible compensation bears to the aggregate eligible compensation of all participants for the year.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always 100% vested in their own contributions, rollover contributions and catch-up contributions (as adjusted to reflect investment earnings and losses).

Generally, participants will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

Years of Service	Percentage Vested
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%

Investment options

Participants may direct their salary reduction contributions, catch-up contributions, matching contributions and rollover contributions into a variety of mutual fund investment options as made available by the Advisory Committee or into DST Systems, Inc. common stock.  The investment options contain different degrees of risks.  Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund.  The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

All profit sharing contributions are invested in the Master Trust by the Trustee as advised by the Investment Manager.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

Forfeitures

Forfeitures of unvested accounts are generally first used for the restoration of reemployed participants’ forfeited amounts and allocated to the participants. The unallocated forfeitures at December 31, 2009 and 2008 were $1,043,193 and $873,941, respectively.

Distribution of benefits

Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal.  A participant’s normal retirement age is 59 ½.  Active participants can elect a withdrawal of assets at the age of 59½ or older.

Unless the terminated participant otherwise elects, balances not exceeding $1,000 will be automatically distributed to the participant as a lump sum and balances ranging in value from $1,001 to $5,000 will be automatically distributed as an IRA rollover with Marshall & Ilsley Bank as soon as administratively practicable.  Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable.  Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments over the life expectancy of the participant.  Distributions shall be made in cash or, at the option of the participant, in cash plus the number of whole shares of DST common stock allocated to the participant’s account.

Upon death, all sums credited to the participant’s account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant.  Certain restrictions apply.

Participant loans

Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations).  Generally, loans must be repaid within five years.  Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%.  At December 31, 2009 and 2008, interest rates on participant loans ranged from 4.25% to 10.5%.

Plan termination

The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan agreement.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

2.   Significant Accounting Policies

Basis of accounting

The accompanying financial statements are presented on the accrual basis of accounting, except for benefits to participants which are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Cash and cash equivalents

Short-term liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is accrued on the ex-dividend date.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and net unrealized appreciation or depreciation on those investments.

Investment income of the Master Trust is allocated daily to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each day.  Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust.

3.   Plan Investments

The following investments represent 5% or more of net assets available for benefits at year end:

	Year Ended December 31,
	2009	2008

Investment in Master Trust	$337,738,905	$252,310,222
Janus Overseas Fund (1)	38,814,661	18,804,480
	$376,553,566	$271,114,702

(1) The balance at December 31, 2008 did not represent 5 percent or more of net assets available for benefits.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

During the years ended December 31, 2009 and 2008, the Plan’s participant-directed investments and non-participant directed investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	Year Ended December 31,
	2009	2008

Mutual Funds	$73,662,355	$(126,755,345)
DST common stock	2,635,589	(16,020,604)
Master Trust (1)	59,298,083	(118,587,719)
Collateral held on loaned securities	1,429,309	(1,429,309)
	$137,025,336	$(262,792,977)

(1) Non-participant directed

4.   Fair Value Measurements

The authoritative accounting guidance on fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Investments in mutual funds are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

Investments in DST common stock are recorded at the closing price quoted in the active market in which the individual security is traded.

Collateral held on loaned securities includes investments in unitized pools.  These pools invest in cash equivalents, domestic corporate bonds, asset backed securities and foreign fixed income securities.  Investment securities underlying the pools are priced using quotations from an independent pricing services which may employ methodologies that utilize actual market transactions, actual quotations from broker-dealers, or other formula-driven valuation techniques, which consider factors such as yields or prices of bonds of comparable quality, type of  issue, coupon, maturity, ratings, and general market conditions.

Participant loans are valued at amortized cost, which approximates fair value.

Disclosures related to the fair value measurements of the Master Trust are described in Note 6.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009 and 2008, respectively.  The following table does not include the Plan’s interest in the Master Trust investment because that information is presented in Note 6.

		Fair Value Measurements at Reporting Date Using
	December 31, 2009 Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$347,578,271	$347,578,271	$	$
DST common stock	18,694,229	18,694,229
Loans to participants	10,790,178			10,790,178
Total	$377,062,678	$366,272,500	$	$10,790,178

		Fair Value Measurements at Reporting Date Using
	December 31, 2008 Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$242,846,411	$242,846,411	$	$
DST common stock	14,634,092	14,634,092
Collateral held on loaned securities	12,420,928		12,420,928
Loans to participants	9,834,042			9,834,042
Total	$279,735,473	$257,480,503	$12,420,928	$9,834,042

The following table presents the summary of changes in the fair value of the Plan’s level 3 assets:

	December 31,
	2009	2008
Beginning balance	$9,834,042	$9,080,468
Issuances and settlements, net	956,136	753,574
Balance as of December 31	$10,790,178	$9,834,042

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

5.   Securities Lending Transactions

The Plan engages in securities lending activities related to investments in DST common stock.  Likewise, the Master Trust engages in securities lending activities related to investments in other common stocks and securities held in the Master Trust.  The Trustee serves as the lending agent for the Plan and the Master Trust and loans these securities to approved brokers (the “Borrower”).  When the Plan lends securities, it is subject to a risk of failure by the Borrower to return loaned securities, a delay in delivery of the securities, or potential loss from declines in the value of investment collateral, in which case the Plan may incur a loss.  The terms of the lending agreements require that loans are secured by collateral (cash or U.S. government securities) having an initial market value equal to or greater than 102% of the market value of securities on loan.  The market value of the securities on loan and of the collateral received is monitored daily.  If at any time the value of the collateral falls below 100% of the market value of securities on loan, the Borrower may be required to deliver additional collateral necessary to restore the 102% ratio.  If the value of the collateral increases above 102% of the market value of securities on loan, the collateral in excess of the 102% ratio may be required to be returned to the Borrower.  The Plan retains the income earned on the securities while on loan to the Borrower, less agency fees paid to the Trustee and rebates paid to the Borrower.  In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole.  The collateral may be redeemed by the lending agent on behalf of the Plan at any time in order for the Plan to comply with its securities lending agreement, including when the Plan is requested to return collateral to a securities borrower or upon termination of the securities lending agreement.

To the extent that a loan of securities is secured by cash collateral, such collateral is invested in investment collateral pools managed by the Trustee.  At December 31, 2008, these pools were invested in cash equivalents, domestic corporate bonds, asset backed securities and foreign fixed income securities.  The plan bore the risk of loss on these investments.  The Plan discontinued securities lending activities involving DST common stock on July 16, 2009 with no loss realized by the participants.

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statement of Net Assets Available for Benefits as an asset and the obligation to return the original amount received is reflected as a liability.  As of December 31, 2008, the Plan had DST common stock on loan with a market value of $13,594,903.  The Plan’s liability for returning the cash collateral received related to the loaned DST common stock was $13,850,237 at December 31, 2008.  Cash collateral was invested in unitized investment collateral pools as of December 31, 2008.  The net asset value of the pools’ underlying securities was $0.8968 per unit at December 31, 2008.  Accordingly, the fair value of the collateral held was $12,420,928 at December 31, 2008.  The decrease of $1,429,309 from the cash collateral received to its fair value is reflected in the 2008 Statement of Changes in Net Assets Available for Benefits in net depreciation in fair value of investments.   Income earned on investments in the investment collateral pools in excess of agency fees to the Trustee and rebates to the Borrowers is recorded in dividends, interest and other income.  Securities lending income related to the Plan’s investment in DST common stock amounted to $28,473 and $47,335 for the period ended July 16, 2009 and the year ended December 31, 2008, respectively.

Disclosures related to securities lending of common stocks and other securities held in the Master Trust are included in Note 6.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

6.   Master Trust

The Master Trust was established for the investment of assets of the Plan and other DST sponsored plans.  Each participating plan has an undivided interest in the Master Trust.  The investment in Master Trust is non-participant directed and is managed by the Investment Manager.  At December 31, 2009 and 2008, the Plan’s percentage ownership in the Master Trust was 76.7% and 74.9%, respectively.  The following Master Trust disclosures represent 100% of the balances in the Master Trust.

The Master Trust’s net assets by general type at year end are as follows:

	December 31,
	2009	2008

Assets
Mutual funds	$2,891,152	$16,330,387
Common stocks	344,232,488	279,835,000
Government securities	93,992,884	51,835,805
Preferred stocks	13,446,615	16,350,393
Collateral held on loaned securities	372,822,799	288,607,705
Investments	827,385,938	652,959,290
Other receivables	597,824	1,634,359
Total assets	827,983,762	654,593,649

Liabilities
Payable for collateral on loaned securities	387,622,121	317,623,381
Total liabilities	387,622,121	317,623,381

Net assets	$440,361,641	$336,970,268

Plan’s interest in the Master Trust	$337,738,905	$252,310,222

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

The Master Trust’s total investment income (loss) by type is as follows:

	Year Ended December 31,
	2009	2008

Interest	$1,719,698	$3,033,728
Dividends	3,765,149	5,927,118
Net appreciation (depreciation)	71,370,884	(164,138,585)
	$76,855,731	$(155,177,739)

The Master Trust’s net appreciation (depreciation) of investments by type is as follows:

	Year Ended December 31,
	2009	2008

Common stocks	$60,058,308	$(117,851,588)
Preferred stocks	(2,903,778)	(17,271,260)
Government securities		(61)
Collateral held on loaned securities	14,216,354	(29,015,676)
	$71,370,884	$(164,138,585)

Investments in mutual funds are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

Investments in common and preferred stocks are recorded at the closing price quoted in the active market in which the individual security is traded.

Investments in government securities are recorded at quoted prices from brokers for similar assets in active markets.

Collateral held on loaned securities includes investments in unitized pools that are valued using the net asset value.  These pools invest in cash equivalents, domestic corporate bonds, asset backed securities and foreign fixed income securities.  Investment securities underlying the pools are priced using quotations from an independent pricing service which may employ methodologies that utilize actual market transactions, actual quotations from broker-dealers, or other formula-driven valuation techniques, which consider factors such as yields or prices of bonds of comparable quality, type of issue, coupon, maturity, ratings, and general market conditions.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2009 and 2008, respectively.

		Fair Value Measurements at Reporting Date Using
	December 31, 2009 Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$2,891,152	$2,891,152	$	$
Common stocks	344,232,488	344,232,488
Government securities	93,992,884		93,992,884
Preferred stocks	13,446,615	13,446,615
Collateral held on loan securities	372,822,799		372,822,799
Total	$827,385,938	$360,570,255	$466,815,683	$

		Fair Value Measurements at Reporting Date Using
	December 31, 2008 Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$16,330,387	$16,330,387	$	$
Common stocks	279,835,000	279,835,000
Government securities	51,835,805		51,835,805
Preferred stocks	16,350,393	16,350,393
Collateral held on loan securities	288,607,705		288,607,705
Total	$652,959,290	$312,515,780	$340,443,510	$

As more fully described in Note 5, the Plan allows the Trustee to loan common stocks and other securities held in the Master Trust to the Borrower.  As of December 31, 2009, the Master Trust had investments on loan with a market value of $375,337,050, consisting of $281,352,247 of common stock and $93,984,803 of government securities.  As of December 31, 2008, the Master Trust had investments on loan with a market value of $316,743,767, consisting of $264,744,547 of common stock and $51,999,220 of government securities.  The Plan’s liability for returning the cash collateral received related to the loaned common stocks and government securities held in the Master Trust was $387,622,121 and $317,623,381 at December 31, 2009 and 2008, respectively.  The net asset value of the pools’ underlying securities were $0.9618 and $0.9086 at December 31, 209 and 2008, respectively.  Accordingly, the fair value of the investment collateral pools related to the loaned common stocks and government securities held in the Master Trust were $372,822,799 and $288,607,705 at December 31, 2009 and 2008, respectively.  The

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

fair value of the investment collateral pools related to the loaned common stocks and government securities was less than the value of the collateral received resulting in an unrealized loss of $14,799,322 and $29,015,676 at December 31, 2009 and 2008, respectively.  The Plan’s pro rata share of the unrealized loss in fair value is reflected in net depreciation of investment in master trust on the Statement of Changes in Net Assets.   Securities lending income related to common stocks and government securities held in the Master Trust amounted to $1,481,009 and $2,032,353 for the years ended December 31, 2009 and 2008, respectively.  Securities lending income is recorded in interest income.

7.   Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Collateral held on loaned securities (DST common stock and common stocks and other securities held in the Master Trust) is principally invested in pools of cash equivalents, domestic corporate bonds, asset backed securities and foreign fixed income securities, which are subject to credit risk, interest rate risk and liquidity risk.  Credit risk is the risk that the issuer or guarantor of a debt security, or the counterparty to a repurchase agreement is unable or unwilling to make timely principal and/or interest payments or to otherwise honor its obligations, in which case, the value of the related debt security may decline.  Interest rate risk is the risk that interest rates may fluctuate, which would affect the resale value of the securities held in the pool.  Those debt securities with longer durations tend to be more sensitive to changes in interest rates or credit spreads, usually making them more volatile in value than securities with shorter durations.  In addition, changes in market interest rates may also extend or shorten the duration of certain types of investments, such as asset-backed or mortgage-backed securities, and can affect the value and the related return on the investments in the pool.  Liquidity risk may be a risk factor for the pool when it invests in particular investments that are difficult to purchase or sell.  The pools’ investments in illiquid securities may reduce the returns of the pool because it may be unable to sell the illiquid securities at an advantageous time or price if necessary or desirable to sell the securities.

8.   Income Tax Status of the Plan

The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 29, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  The Plan has been amended since receiving the determination.  The Advisory Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

9.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements as compared to the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits according to the financial statements	$720,764,416	$540,084,817
Amounts allocated to withdrawing participants	(44,226)	(59,328)
Net assets available for benefits according to the Form 5500	$720,720,190	$540,025,489

The following is a reconciliation of benefits to participants according to the financial statements as compared to the Form 5500:

December 31,
2009
Benefits to participants according to the financial statements	$22,108,677
Add: Amounts allocated to withdrawing participants at December 31, 2009	44,226
Less: Amounts allocated to withdrawing participants at December 31, 2008	(59,328)
Benefits to participants according to the Form 5500	$22,093,575

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date.

Schedule I

DST Systems, Inc. 401(k) Profit Sharing Plan

EIN 43-1581814 / PIN 004

Schedule H, line 4i — Schedule of Assets (Held At End of Year)

December 31, 2009

(a)	(b) Identity	(c) Description	(d) Cost	(e) Current Value
	AIM Small Growth	Mutual Fund	$(1)	$378,618
	American Century Value	Mutual Fund	(1)	9,151,223
	American Century Growth	Mutual Fund	(1)	9,149,616
	American Century Select	Mutual Fund	(1)	4,558,336
	American Century Ultra	Mutual Fund	(1)	8,213,363
	American Century International	Mutual Fund	(1)	5,843,314
	Davis NY Venture	Mutual Fund	(1)	11,674,800
	Dodge & Cox Balanced	Mutual Fund	(1)	15,086,993
	Dodge & Cox International	Mutual Fund	(1)	16,645,369
*	DST Systems, Inc.	Common Stock	(1)	18,694,229
*	DST Systems, Inc. Master Trust	Master Trust	258,273,674	337,738,905
	Federated Prime Value Obligations	Mutual Fund	(1)	18,175,660
	Fidelity Advisor Growth	Mutual Fund	(1)	6,348,138
	Janus Fund	Mutual Fund	(1)	12,615,053
	Janus Enterprise	Mutual Fund	(1)	15,928,965
	Janus Overseas	Mutual Fund	(1)	38,814,661
	Janus Research	Mutual Fund	(1)	20,464,762
	Laudus Rosenberg International	Mutual Fund	(1)	6,380,960
	Lord Abbett Affiliated Class A	Mutual Fund	(1)	4,716,531
	Lord Abbett Bond Debenture	Mutual Fund	(1)	4,204,928
	Managers Fund Special Equity	Mutual Fund	(1)	4,042,323
*	Marshall Money Market Fund	Mutual Fund	(1)	625,814
*	Participant Loans	Participant Loans (Prime + 1%)	(1)	10,790,178
	PIMCO Total Return	Mutual Fund	(1)	22,876,672
	Royce Total Return	Mutual Fund	(1)	15,136,072
	Standish Mellon Fixed Income	Mutual Fund	(1)	5,387,557
	TIAA-Cref	Mutual Fund	(1)	977,941
	T. Rowe Price Mid-cap Growth	Mutual Fund	(1)	25,401,622
	Vanguard Balanced Index	Mutual Fund	(1)	10,935,179
	Vanguard Total Bond	Mutual Fund	(1)	20,033,185
	Vanguard Institutional Index	Mutual Fund	(1)	24,276,585
	Vanguard Mid Cap Index	Mutual Fund	(1)	312,381
	Vanguard Small Cap Index	Mutual Fund	(1)	490,742
	Vanguard Value	Mutual Fund	(1)	8,730,908

*Indicates a party-in-interest

(1)      In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost Component of participant-directed investments.

EXHIBIT INDEX

23.1         Consent of PricewaterhouseCoopers LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

June 28, 2010	/s/ Kenneth V. Hager
Kenneth V. Hager
Vice President, Chief Financial Officer
and Treasurer